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                            October 29, 2020

       Jeffrey Puritt
       Chief Executive Officer
       TELUS International (Cda) Inc.
       Floor 7, 510 West Georgia Street
       Vancouver, BC V6B 0M3

                                                        Re: TELUS International
(Cda) Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted October
2, 2020
                                                            CIK No. 0001825155

       Dear Mr. Puritt:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover Page

   1. Please revise the cover page to identify your controlling shareholder and to disclose the percentage of voting
power the controlling shareholder will have following the completion of this offering.
       Prospectus Summary, page 1

   2. Please revise your summary to include a chart depicting your corporate structure both before and after this
offering, including the percentage of voting power held by TELUS
                                                        (your parent company),
Baring Private Equity Asia and the investors in this offering.
                                                        Also, include your
subsidiaries and your ownership percentage in these subsidiaries.
 Jeffrey Puritt
FirstName  LastNameJeffrey Puritt
TELUS International (Cda) Inc.
Comapany
October  29,NameTELUS
             2020       International (Cda) Inc.
October
Page  2 29, 2020 Page 2
FirstName LastName
Principal Shareholders, page 7

3. Please briefly discuss the board appointment rights and the special approval rights under the Shareholders' Agreement with TELUS and Baring.
The Offering
Conversion, page 9

4. You state that your multiple voting shares are convertible into subordinate voting shares at the option of the holder and automatically upon the occurrence of certain events. Please revise to briefly summarize the events resulting in the automatic conversion.
Risk Factors
Risks Related to Our Subordinate Voting Shares, page 47

5. Please add disclosure that addresses the risk that the dual-class structure may render your shares ineligible for inclusion in certain stock market indices, which could adversely affect share price and liquidity.
Capitalization, page 62

6. You state that you intend to use part of the proceeds from this offering to repay outstanding borrowings under the credit agreement. Please revise the introductory paragraph to include a discussion of such repayment. Also, revise to include pro forma earnings per share information, if material, giving effect to the number of shares issued in this offering whose proceeds will be used to repay a portion of your outstanding debt.
         Lastly, ensure that the footnotes to your pro forma disclosures clearly support your calculations of both the numerator and denominator used in your pro forma calculations.
         Refer to SAB Topic 3.A by analogy and Rule 11-01(a)(8) of Regulation
S-X.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
68

7. Here and elsewhere, you note that you serve your clients from multiple delivery centers across four geographic regions. Where appropriate, please revise to define delivery center and clarify the importance and role of delivery centers to your business.
Factors Affecting our Performance and Related Trends, page 72

8. You indicate that your ability to increase the number and scope of service offerings to your existing clients and to win new clients are key factors affecting your performance and revenue growth. Please tell us how you measure the performance and trends related to these key factors and tell us what consideration was given to including a quantified discussion of any key metrics used by management. Refer to Section III.B of SEC
         Release No. 33-8350 and SEC Release No. 33-10751.
9. You state that the average tenure of your top 10 clients is 7 years. Please tell us the
 Jeffrey Puritt
TELUS International (Cda) Inc.
October 29, 2020
Page 3
         average tenure for your top 20 clients and for your client base overall. To the extent such terms materially differ from your top 10 clients, revise to provide tenure disclosures for your remaining client base.
Non-GAAP Measures, page 76

10. We note that you present free cash flows without presenting the most directly comparable
         GAAP measure with equal or greater prominence. Please revise to include operating cash flow in your selected historical consolidated financial data table. Refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.
11. You state that you exclude amortization of purchased intangible assets as it allows investors to evaluate your operating results as if these assets had been developed internally. Please further revise to clarify that while you are excluding the amortization expense related to acquired intangible assets, the non-GAAP measure of adjusted net income includes revenue generated, in part, by such intangible assets. Certain Relationships and Related Party Transactions, page 164

12. You disclose that you expect to amend and restate your master services agreement with
         TELUS in January 2021 and you expect that the MSA will include a minimum spend commitment. If you intend to enter into this agreement before the effectiveness of this registration statement, ensure that you disclose the amount of minimum spend set forth in this agreement and other material terms. If you will not enter into this agreement before the effectiveness of this registration statement, please ensure you discuss the material terms of your current agreements with TELUS.
Description of Share Capital
Forum Selection, page 177

13. Disclosure indicates that you will have a forum selection provision that will identify a
       U.S. district court as the sole and exclusive forum for resolving any complaint filed in the
       U.S. asserting a cause of action arising under the Securities Act or Exchange Act. Please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In this regard, we note that
FirstName LastNameJeffrey Puritt
       Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts
Comapany
       overNameTELUS        International
             all suits brought to enforce (Cda) Inc.or liability created by the Securities Act or the any duty
Octoberrules and regulations
         29, 2020   Page 3 thereunder.
FirstName LastName
 Jeffrey Puritt
FirstName  LastNameJeffrey Puritt
TELUS International (Cda) Inc.
Comapany
October  29,NameTELUS
             2020       International (Cda) Inc.
October
Page  4 29, 2020 Page 4
FirstName LastName
Note 1. Consolidated financial statements
(f) Revenue recognition, page F-11

14. You state that the transaction price is measured and allocated among the performance obligations based on the "relative fair values (derived from using Company-specific objective evidence)." Please clarify your reference to relative fair value and company-
         specific objective evidence as it relates to the guidance in IFRS
15.77 - 15.79 and revise
         your disclosures as necessary.
15. You state elsewhere that a substantial majority of your revenue is earned based on time and materials. Please revise to provide similar disclosure here and clarify how you measure progress to completion. Refer to of IFRS 15.41 - 15.44.
16. We note that employee benefits expense includes commissions on new sales. If material, please revise to disclose how you account for sales commissions and specifically address your consideration of the guidance in IFRS 15.95 through 15.104.
Note 7. Income taxes, page F-28

17. Please disclose the aggregate amount of temporary difference associated with your investments in non-Canadian subsidiaries for which deferred tax liabilities have not been recognized. Refer to IAS 12.81(f).
Note 9. Share-based compensation, page F-32

18. Please provide a breakdown of all share-based compensation awards granted to date in fiscal 2020 and include the fair value of the underlying common shares used to value each type of award. To the extent there were any significant fluctuations in the fair values from period-to-period, describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. If the fair value of the underlying stock differed among the various type of awards, please explain why. Lastly, disclose any share-based compensation awards granted subsequent to the most recent balance sheet date and the expected financial statement impact, if material. Refer to IAS 10.21.
Note 17. Share Capital
Subsequent Events, page F-50

19. Please tell us how you determined the fair value of the 3.3 million Class A and 50,000
         Class C common shares issued to TELOS Corp and the 1.8 million Class B common shares issued to Baring Private Equity in connection with the Competence Call Center acquisition. Also, explain why such valuations differed significantly from the per share price of the Class E common shares issued to a third-party at the same time.
 Jeffrey Puritt
FirstName  LastNameJeffrey Puritt
TELUS International (Cda) Inc.
Comapany
October  29,NameTELUS
             2020       International (Cda) Inc.
October
Page  5 29, 2020 Page 5
FirstName LastName
General

20. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Lona Nallengara, Esq.